10027134

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66735

SEC Mail Processing Section MAR 01 2010 Washington, DC 105

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 / 01 / 09 (MM/DD/YY) AND ENDING 12 / 31 / 09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fox River Execution Technology, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

2100 Enterprise Avenue
(No. and Street)

Geneva	Illinois	60134-4101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Sharp, Chief Financial Officer — **630-482-5145**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

1 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **David Sharp**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Fox River Execution Technology, LLC**, as of **December 31, 2009,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

David P. Sharp
Signature

Chief Financial Officer
Title

Nancy J. Simenson
Notary Public
February 25, 2010

OFFICIAL SEAL NOTARY PUBLIC STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Consolidated Statement of Financial Condition.
- ☐ (c) Consolidated Statement of Operations.
- ☐ (d) Consolidated Statement of Cash Flows.
- ☐ (e) Consolidated Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Members
Fox River Execution Technology, LLC
Geneva, Illinois

We have audited the accompanying statement of financial condition of Fox River Execution Technology, LLC (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fox River Execution Technology, LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 25, 2010

Fox River Execution Technology, LLC

Statement of Financial Condition
December 31, 2009

Assets		
Cash and cash equivalents	$	5,937,133
Receivables from clearing brokers		8,142,062
Receivables from institutional customers		1,508,650
Fixed assets, at cost, less accumulated depreciation and amortization of $673,023		1,490,873
Other assets		167,909
Total assets	$	17,246,627
Liabilities and Members' Equity		
Liabilities		
Accrued employee compensation and benefits	$	2,972,818
Accounts payable and accrued expenses		703,688
Due to affiliates		271,042
		3,947,548
Members' equity		13,299,079
Total liabilities and members' equity	$	17,246,627

See Notes to Statement of Financial Condition.

Note 1. Organization and Nature of Business

Fox River Execution Technology, LLC (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC). The Company engages in the business of providing execution services for other broker-dealers and institutional customers using a proprietary algorithmic execution system owned by CRT Capital, LLC, a company affiliated by common ownership. The Company has entered into clearing agreements with unrelated broker-dealers to process and clear all of the Company's securities transactions. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule; all customer transactions are cleared through other broker-dealers on a fully disclosed basis. At December 31, 2009, the Company's clearing broker-dealers are JP Morgan Clearing Corporation and Goldman Sachs Execution and Clearing, L.P.

The Company was organized as a limited liability company on June 21, 2004, in the State of Illinois. The operating agreement provides that the Company will continue until December 31, 2050 or until dissolved pursuant to the agreement. On June 7, 2005, the Company was accepted as a member of the Financial Industry Regulatory Authority (FINRA). The Company is primarily owned by CRT Holdings, LLC, which is controlled by Joseph J. Ritchie. During 2009, the Company admitted six individuals as members, each of whom is a senior manager of the Company.

Note 2. Summary of Significant Accounting Policies

Accounting policies: The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. In June 2009, the FASB issued *Accounting Standards Codification (Codification)* which is the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification does not change U.S. GAAP, but combines all authoritative standards into a comprehensive, topically organized online database. One level of authoritative GAAP exists, other than guidance issued by the SEC. All other accounting literature excluded from the Codification is considered non-authoritative. The Codification was made effective by the FASB for periods ending on or after September 15, 2009. This financial statement reflects the guidance in the Codification.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents include highly liquid instruments with original maturities of three months or less at the date of acquisition.

Fair value of financial instruments: Financial instruments are recorded on trade date and reflected at fair value with unrealized gains and losses reflected in revenue.

Fixed assets: Fixed assets include computer equipment, furniture and fixtures, and leasehold improvements, carried at cost less accumulated depreciation and amortization. Computer equipment is depreciated using the straight-line method over an estimated useful life of five years, furniture and fixtures are depreciated using the straight-line method over an estimated useful life of seven years, and leasehold improvements are amortized over the remaining term of the lease.

Dividends and interest: Dividend income and expense are recognized on the ex-dividend date. Interest income and expense are recognized on an accrual basis.

Note 2. Summary of Significant Accounting Policies (Continued)

Commissions: Commissions from customer transactions are recorded as earned on the trade date.

Net trading losses: Net trading losses mainly result from customer trades subject to a guaranteed volume weighted average price.

Software license fee revenue: Software license fee revenue from customer transactions are recorded as earned and represents commissions on trade signals generated by the Company but sent for execution by the customer.

Income taxes: The Company is a limited liability company and not separately liable for income taxes. The members are responsible for the taxation of income or loss of the Company and, therefore, no provision for taxes is made in the accompanying financial statements.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions are not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

The Company is not subject to examination by US federal and state tax authorities for tax years before 2006.

Note 3. Receivables From Clearing Brokers and Institutional Customers

Receivables from clearing brokers consist of the following at December 31, 2009:

Cash	$ 3,063,597
Money market fund	5,078,465
	$ 8,142,062

Receivables from institutional customers include amounts earned from execution services.

Note 4. Fixed Assets

At December 31, 2009, fixed assets consisted of computer equipment with a net book value of $1,160,680, furniture and fixtures with a net book value of $250,490, and leasehold improvements with a net book value of $79,703.

Note 5. Fair Value Measurements

The Company follows fair value standards for measuring the fair value of securities owned, and sold, not yet purchased. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices for identical assets or liabilities in active markets that the reporting entity has the ability to access at the measurement date. The type of investments included in Level I include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and include the level of fair value hierarchy in which the financial instrument is categorized.

The Company's financial instruments are reported at fair value using quoted market prices.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2009.

Description	Level 1
Receivables from clearing brokers:	
Money market fund	$5,078,465

Note 6. Related-Party Transactions

Fox River Financial Resources, Inc., an affiliated entity by common ownership, provides certain management services, such as payroll processing, accounting, and other administrative services. As of December 31, 2009, $2,142 was payable for such services. Fox River Financial Resources, Inc. also pays certain expenses on behalf of the Company and is reimbursed. As of December 31, 2009, $135,328 was payable for such expenses.

CRT Holdings, LLC, the primary owner of the Company pays certain expenses on behalf of the Company and is reimbursed. As of December 31, 2009, $88,834 was payable for such expenses.

CRT Trading, LLC, an affiliated entity by common ownership, provides consulting services to the Company. As of December 31, 2009, $38,378 was payable for such services.

JT Real Estate, LLC, an affiliated entity by common ownership, leases space to the Company. As of December 31, 2009, $4,137 was payable for such services.

CRT Capital, LLC, an affiliated entity by common ownership, provided certain shared services to the Company. As of December 31, 2009, $2,223 was payable for such services.

Note 7. Financial Instruments with Off-Balance Sheet and Market Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis to its clearing broker-dealers. The Company provides execution services, and the clearing broker-dealers carry the accounts of the customers and are responsible for the collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing brokers.

Market risk if the potential for changes in the value of financial instruments due to market changes, including interest and foreign exchange rate movements, and fluctuations in security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the assets are traded. The Company manages its exposure to market risk through various analytical monitoring techniques.

The Company clears all of its trades through two clearing brokers. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparty to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the clearing brokers.

The Company is exposed to credit risk from the potential inability of counterparties to perform in accordance with the terms of the contract.

The Company maintains deposits at a bank in excess of federally insured limits. The Company does not anticipate nonperformance by the bank and has a policy of monitoring, as considered necessary, the creditworthiness of the bank.

The Company is required to maintain a combined balance of $1,250,000 at its clearing brokers.

Note 8. Commitments and Contingencies

The Company rents office space under a sub-lease agreement that became effective on August 1, 2009 and expires on November 30, 2014. Minimum annual rental commitments, exclusive of additional payments that may be required for certain increase in operating costs, are as follows:

2010	$ 248,023
2011	252,983
2012	258,043
2013	263,204
2014	244,062
	$ 1,266,315

In connection with the lease, the Company delivered to the landlord an unconditional and irrevocable letter of credit in the amount of $122,987, which expires on July 31, 2010, but will be automatically extended for one year unless cancelled on at least 30 days prior.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require claims that may be made against the Company that have not occurred.

In the normal course of business, the Company is subject to regulatory examinations. The Company rigorously defends against claims made by regulatory agencies and, in the opinion of management, the resolution of these matters will not result in any material adverse effect upon the Company's financial position.

Note 9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital and net capital requirements of $10,030,078 and $263,170, respectively. The Company's ratio of aggregate indebtedness to capital was 0.39 to 1.

Note 10. Subsequent Events

In May 2009, the FASB issued guidance establishing principles and requirements for subsequent events accounting and disclosure, setting forth general principles of accounting for and disclosures of events that occur after the balance sheet date but before the date the financial statements are either issued or available to be issued. In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2010, the date the financial statements were issued. There are no subsequent events to disclose, except those listed below.

The members made capital withdrawals of $1,000,000.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66735

SEC Mail Processing Section
MAR 01 2010
Washington, DC
105

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04 / 01 / 09** (MM/DD/YY) AND ENDING **12 / 31 / 09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fox River Execution Technology, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Enterprise Avenue
(No. and Street)

Geneva	**Illinois**	**60134-4101**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Sharp, Chief Financial Officer — **630-482-5145**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

1 South Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **David Sharp**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Fox River Execution Technology, LLC**, as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

David P. Sharp
Signature

Chief Financial Officer
Title

Nancy J. Simenson
Notary Public
February 25, 2010

NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013
NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Consolidated Statement of Financial Condition.
- ☐ (c) Consolidated Statement of Operations.
- ☐ (d) Consolidated Statement of Cash Flows.
- ☐ (e) Consolidated Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

February 25, 2010

Managing Member
Fox River Execution Technology, LLC
2100 Enterprise Ave.
Geneva, IL 60134

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Fox River Execution Technology, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries , noting no differences;

2. Compared the Total revenue amounts of the audited financial statements for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers , noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
February 25, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066735 FINRA DEC
FOX RIVER EXECUTION TECHNOLOGY LLC 14*14
2100 ENTERPRISE AVE
GENEVA IL 60134-4101

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David Sharp 630-482-5145

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 60,286

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (22,812)
07/29/09
Date Paid

C. Less prior overpayment applied (–)

D. Assessment balance due or (overpayment) 37,474

E. Interest computed on late payment (see instruction E) for______days at 20% per annum –

F. Total assessment balance and interest due (or overpayment carried forward) $ 37,474

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 37,474

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fox River Execution Technology, LLC
(Name of Corporation, Partnership or other organization)

David P. Sharp
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 25th day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 22,953,980
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	4,858,929
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	209
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	4,859,138
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	3,698,859
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	3,698,859
2d. SIPC Net Operating Revenues	$ 24,114,259
2e. General Assessment @ .0025	$ 60,286

(to page 1 but not less than $150 minimum)